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                                  Ropes & Gray
                            One International Place
                       Boston, Massachusetts  02110-2624
                                 (617) 951-7000
                           Telecopier (617) 951-7050



                               November 26, 1996


PIMCO Advisors Funds
2187 Atlantic Street
Stamford, CT 06902

Gentlemen:

     You have informed us that you intend to file a Rule 24f-2 Notice (the "Notice") with the Securities and Exchange Commission (the "Commission") pursuant to Rule 24f-2 (the "Rule") under the Investment Company Act of 1940, as amended, making definite the registration of 1,639,756,937 shares of beneficial interest (the "Shares"), par value $0.00001, of your PIMCO Advisors Equity Income Fund, PIMCO Advisors Value Fund, PIMCO Advisors Growth Fund, PIMCO Advisors Target Fund, PIMCO Advisors Discovery Fund, PIMCO Advisors Opportunity Fund, PIMCO Advisors Innovation Fund, PIMCO Advisors International Fund, PIMCO Advisors Precious Metals Fund, PIMCO Advisors Global Income Fund, PIMCO Advisors High Income Fund, PIMCO Advisors Total Return Income Fund, PIMCO Advisors Tax Exempt Fund, PIMCO Advisors U.S. Government Fund, PIMCO Advisors Short-Intermediate Fund and PIMCO Advisors Money Market Fund, sold in reliance upon the Rule during your fiscal year ended September 30, 1996.

     We have examined the Amended and Restated Agreement and Declaration of Trust dated September 11, 1990 of Thomson Fund Group (the "Trust"), on file in the office of the Secretary of State of The Commonwealth of Massachusetts (the "Declaration of Trust") and the amendment to the Declaration of Trust filed on November 15, 1994 to change the name of the Trust to PIMCO Advisors Funds. We are familiar with the actions taken by the
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PIMCO Advisors Funds                 - 2 -                  November 26, 1996


Trust's Trustees to authorize the issue and sale from time to time of shares of beneficial interest of the Trust at not less than net asset value and not less than par value, and have assumed that the Shares have been issued and sold in accordance with such actions. We have also examined a copy of the Trust's By-laws, as amended through September 17, 1996, and such other documents as we have deemed necessary for the purposes of this opinion.

     Based on the foregoing, we are of the opinion that the Shares have been duly authorized and validly issued and are fully paid and non-assessable by the Trust.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder of that series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which that series of shares itself would be unable to meet its obligations.

     We consent to this opinion accompanying the Notice when filed with the Commission.

                                        Very truly yours,



                                        Ropes & Gray


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